September 26, 2024

Yan Fu
Chief Executive Officer
Ruanyun Edai Technology Inc.
No. 698 Jing Dong Avenue, ZheJiang University HighTech Campus
Nanchang, Jiangxi, China 330096

       Re: Ruanyun Edai Technology Inc.
           Registration Statement on Form F-1
           Filed August 30, 2024
           File No. 333-281857
Dear Yan Fu:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 Filed August 30, 2024
Risk Factors
Unauthorized disclosure, destruction or modification of data, through cybersecurity breaches,..., page 50

1. We note the disclosure of your data leak incident that occurred on August 25, 2023, the subsequent investigation by the Cyberspace Affairs Office of Nanchang, and the fine of
       RMB 200,000 imposed on you. Please provide a more detailed explanation of the cybersecurity incident, including what types of data was exposed, (e.g. customer personal information). Further, clarify whether you believe this cybersecurity incident had a material effect on your operations or financial condition and results of operations.
2. Given that the data leak occurred on August 25, 2023 after you received notification by the CAC that your proposed foreign listing is not subject to a cybersecurity review in July
       2023, please clarify how the subsequent data leak may impact your Cybersecurity Review
       Measure review, if at all. If there is a risk that the prior determination that you are not subject to a cybersecurity review by the CAC may change, please clarify. September 26, 2024
Page 2

Our directors, officers and principal shareholders have significant voting power ..., page 63

3. Your description of the Concerted Action Agreement on pages 63 and 174 the parties shall adopt the same intention and maintain full unanimity when exercising the right to make proposals and right to vote at shareholders meetings in respect to major matters
       relating to the Company   s operation and development.    And if an
agreement cannot be
       reached, they will act in concert in accordance with the "majority shareholding." Article
       1.2 of the Concerted Action Agreement filed as Exhibit 10.15 specifies
that    if some or all
       of the parties to the Agreement become members of the Company   s Board
of Directors
       during the term of the Agreement, they shall vote unanimously on matters to be voted on
       by the Company   s Board of Directors.    Please clarify what Article
1.2 means, as it is
       unclear if what vote is being referred to, if it is a vote for an annual meeting proposal recommended or proposed by the Board, or if refers to a Board of Directors vote for parties to the Concerted Action Agreement that are also Board members. For example, it is unclear if parties to the agreement are bound to vote for annual meeting proposals in
       accordance with the Board   s recommendation. Further, clarify what you
mean by
          majority shareholding,    for example, if there is a disagreement
between parties, then
       would the majority view by voting power of the parties to the agreement be binding to all parties to the agreement. Also, clarify in the cover page of the existence of the Concerted
       Action Agreement's voting agreement and how it concentrates over 60% majority voting control to the parties to the agreement, including CEO Yan Fu.
4. Please clarify whether the Concerted Action Agreement makes you eligible for the closed company exemptions under Nasdaq corporate governance rules and, if so, whether you will avail yourself of such exemptions. If so, please specify so in your prospectus cover page and cross reference to where you describe which corporate governance rules you are exempt from.
Business
Digital Publishing Services, page 128

5. We note that on pages 90 and 91, that SmartHomework digitization services represents
       $5,274,927 of your revenues for fiscal year 2024, approximately 57.6% of your total revenues for 2024. Given that the majority of your revenues appears to be for digitization services, please provide a more detailed description of this line of business, such as your significant customers, the types of documents that are digitized, material agreements, if this line of business will be a core part of your business in the future, etc. We note that the given the significance to your revenue base, there is very little description of this line of business compared to your other solutions that generate only a small portion of your total revenue.
 September 26, 2024
Page 3
6. Further, we note on page 46, that Jiangxi Xinhua generated 50% of revenue as a digital publisher for the fiscal year 2024. On page 124, you indicate that Jiangxi provides access to books to students through a standard subscription agreement. Please clarify how much of your digitization services revenue for 2024 was generated by Jiangxi Xinhua versus your SmartHomework platform solutions revenue. On page 46, you indicate a shift away
       from Jiangxi Xinhua   s Book Catalog Teaching Auxiliary Purchase and
Sales Agreement
       towards a more market-based archival digitization business    due to the
particularity of the
       digital publishing industry.    Please clarify what you mean by these
terms and how your
       business model is changing.
Exhibits

7. Please clarify if you intend to file a legal opinion from your Hong Kong counsel, Chui and Lau Solicitors. We note there is a consent from Chui and Lau Solicitors to be filed as
       Exhibit 23.5, but no corresponding exhibit for a legal or expert opinion.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-
3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Mitchell Austin at 202-551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Hillary O'Rourke, Esq.